Exhibit 5.1

                                March 1, 1996



One Valley Bancorp of West Virginia, Inc.
One Valley Square
P. O. Box 1793
Charleston, West Virginia 25326

         Re:      1,954,252 Shares of Common Stock of
                  One Valley Bancorp of West Virginia, Inc.
                  Par Value: $10.00 Per Share

Gentlemen:

         Proceedings for the issuance of up to 1,954,252 shares (the "Shares") of common stock, par value $10.00 each, of One Valley Bancorp of West Virginia, Inc. ("One Valley") pursuant to the Agreement and Plan of Merger entered into by and between One Valley and CSB Financial Corporation dated January 26, 1996, have been taken with our assistance as counsel for One Valley.

         We have examined originals or copies certified to our satisfaction of such corporate records of One Valley, agreements and other instruments, certificates of public officials, certificates of officers or representatives of One Valley, and other documents as we have deemed necessary to examine and to require as the basis for the opinion hereinafter expressed. All legal proceedings taken thus far in connection with the issuance of the Shares have been in form and substance satisfactory to us.

         Upon the foregoing basis, we are of the opinion that the Shares which are issuable on consummation of the Agreement and Plan of Merger when issued as provided therein will be duly and validly issued shares of One Valley, fully paid and nonassessable.

         We hereby consent to the inclusion of this opinion as an Exhibit to the Registration Statement and all amendments thereto, and the references therein to Jackson & Kelly and its opinions.

                                                     Very truly yours,
                                                     /s/ Jackson & Kelly
                                                     Jackson & Kelly

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